UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2017

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2017.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 21, 2017	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2017

General

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2017 and June 30, 2016.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2017	2016
Time charter revenues	64,619	136,320
Voyage charter revenues	252,314	268,265
Finance lease interest income	933	1,154
Other income	9,409	13,120
Total operating revenues	327,275	418,859

Voyage expenses and commissions	115,339	67,514

Time charter revenues decreased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	a decrease of $36.7 million due to the delivery of four VLCC tankers, three Suezmax tankers and three LR2/Aframax tankers onto voyage charters between April 2016 and June 2017.

•	a decrease of $17.6 million due to the redelivery of three chartered-in LR2/Aframax tankers in December 2016 and two chartered-in MR tankers in October 2016 and June 2017.

•	a decrease of $17.2 million due to the termination of the leases on three VLCC tankers in July 2016, March 2017 and June 2017; and one Suezmax tanker in May 2017.

•	a decrease of $17.0 million due to a decrease in market rates.

These factors were partially offset by:

•	an increase of $12.8 million due to the delivery of one VLCC, three LR2/Aframax and three Suezmax newbuildings between April 2016 and June 2017.

•	an increase of $3.3 million due to transfers from voyage charter to time charter on one VLCC tanker in November 2016.

•	an increase of $0.7 million due to the delivery of one MR tanker onto time charter in October 2016.

Voyage charter revenues decreased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	a decrease of $42.6 million due to a decrease in market rates.

•	a decrease of $29.7 million due to the disposal of six MR tankers in August, September and December 2016.

•	a decrease of $15.2 million due to the delivery of two VLCC tanker and one Suezmax onto time charter in November 2016 and February 2017.

•	a decrease of $25.7 million due to the redelivery of three chartered-in MR tankers, two VLCC tankers and two Suezmax tankers.

•	a decrease of $9.0 million due to offhire days on five VLCC tankers in relation to dry dockings in the six months ending June 30, 2017.

These factors were partially offset by:

•	an increase of $45.4 million due to the delivery of two VLCCs, six LR2/Aframax and five Suezmax newbuildings between January 2016 and June 2017.

•	an increase of $15.2 million due to the delivery of three VLCC tankers onto voyage charter between May 2016 and February 2017.

•	an increase of $13.7 million due to the delivery of two Suezmax tankers onto voyage charters from time charter in April 2016 and July 2016.

•	an increase of $9.8 million due to one VLCC tanker chartered-in in November 2016.

•	an increase of $18.8 million due to the delivery of four LR2/Aframax tankers onto voyage charters between June 2016 and September 2016.

•	an increase of $3.5 million due to the delivery of two MR tankers onto voyage charters in July and October 2016.

The finance lease interest income in the six months ended June 30, 2017 relates to the investment in finance lease, which was acquired upon the merger with Frontline 2012 Ltd ("the Merger").

Other income in the six month period ended June 30, 2017 primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The decrease in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 was primarily due to a loss of $1.0 million booked on a commercial management profit share arrangement in the six months ended June 30, 2017 compared to a gain of $1.6 million recorded in the six months ended June 30, 2016.

Voyage expenses and commissions increased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $31.3 million due to the delivery of ten LR2/Aframax, seven Suezmax and two VLCC newbuildings between January 2016 and June 2017.

•	an increase of $9.7 million primarily due to an increase in bunker prices.

•	an increase of $9.0 million due to the delivery of three VLCC tankers onto voyage charters between May 2016 to February 2017.

•	an increase of $5.3 million due to the delivery of two chartered-in MR tankers and one chartered-in VLCC between July 2016 and November 2016.

•	an increase of $7.8 million due to the delivery of four Suezmax tankers on voyage charters between April 2016 to August 2016.

These factors were partially offset by:

•	a decrease of $7.7 million due to the disposal of six MR tankers, three VLCC tankers and one Suezmax tanker from October 2016 to June 2017.

•	a decrease of $2.2 million due to the delivery of one VLCC tanker and one LR2/Aframax onto time charter in November 2016 and February 2017.

•	a decrease of $4.8 million due to the redelivery of three chartered-in MR tankers and two Suezmax tankers and one VLCC tanker.

Other operating gains (losses)

(in thousands of $)	2017	2016
Gain on termination of vessel leases	8,327	—

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In May and June 2017, the lease with Ship Finance for the Suezmax Front Brabant and the VLCC Front Scilla were terminated. The Company recorded a loss on the Front Brabant lease termination of $4.9 million, and a loss on the Front Scilla lease termination of $7.3 million in the second quarter of 2017.

Contingent rental income

(in thousands of $)	2017	2016
Contingent rental income	(12,456)	(2,654)

Contingent rental income in the six months ended June 30, 2017 relates to the thirteen charter party contracts with Ship Finance and is due to the fact that the actual profit share payable in the second quarter of nil was $8.7 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. In the six months ended June 30, 2016 the actual profit share payable of $38.6 million was $2.7 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The increase in contingent rental income is due to a decrease in the amount payable to Ship Finance as a result of the decrease in market rates from 2016 to 2017.

Ship operating expenses

(in thousands of $)	2017	2016
Ship operating expenses	68,176	61,945

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $15.9 million due to the delivery of two VLCC, 11 LR2/Aframax and seven Suezmax newbuildings between January 2016 and June 2017.

•	an increase of $3.3 million in dry docking expenses due to five vessels docking in the period ended June 30, 2017 compared with three vessels in the period ended June 30, 2016.

These factors were partially offset by:

•	a decrease of $7.5 million due to six MR tankers sold in the third and fourth quarter of 2016,

•
a decrease of $2.6 million due to the termination of the leases on three VLCCs in the fourth quarter of 2016, the first quarter and second quarter of 2017 and one Suezmax tanker in the second quarter of 2017.

•	a decrease of approximately $2.0 million due to an increase in supplier rebates.

Charter hire expenses

(in thousands of $)	2017	2016
Charter hire expenses	14,611	34,552

Charter hire expense decreased in the six months ended June 30, 2017 as compared with the six months ended June 30, 2016 primarily due to:

•	a decrease of $16.9 million relating to three LR2/Aframax tankers and three MR tankers re-delivered between June 2016 and June 2017.

•	a decrease of $5.1 million relating to two Suezmax tankers, three MR tankers and two VLCC tankers being delivered from January 2016 to November 2016.

Impairment loss on vessels

(in thousands of $)	2017	2016
Impairment loss on vessels	21,247	25,480

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of these vessels were delivered by the Company in August, September and October 2016. The Company recorded an impairment loss in the three months ended June 30, 2016 of $18.2 million in respect of these vessels, which were recorded as held for sale in the balance sheet at June 30, 2016 in respect of these vessels.

In November 2016, the company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century. The charter terminated in March 2017. The company agreed to make a compensation payment to Ship Finance of approximately $4.4 million for the termination of the charter and recorded an impairment loss of $32.8 million in the year ended December 31, 2016.

In the year ended December 31, 2016, the Company recorded an impairment loss of $3.4 million in respect of two vessels leased in from Ship Finance.

In March 2017, the company recorded an impairment loss for $21.2 million in relation to two Suezmax tankers (Front Ardenne and Front Brabant) and two VLCC tankers (Front Scilla and Front Circassia).

Administrative expenses

(in thousands of $)	2017	2016
Administrative expenses	19,167	18,887

Administrative expenses increased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to an increase in legal fees in relation to legal advice in the potential acquisition of DHT Holdings Inc. ("DHT").

Depreciation

(in thousands of $)	2017	2016
Depreciation	70,139	73,321

Depreciation expense decreased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	a decrease of $3.6 million due to the disposal of six MR tankers between August and November 2016.

•	a decrease of $6.7 million due to the termination of leases for three VLCC tankers in July 2016, March and June 2017 and the termination for a lease of one Suezmax tanker in May 2017.

•	a decrease of $4.4 million due to impairment losses on one VLCC and two Suezmax tankers in December 2016 and March 2017.

•	a decrease of $0.2 million due to the financial year 2016 being a leap year and therefore a reduction in depreciation compared to 2017.

These factors were offset by:

•	an increase of $9.8 million due to the delivery of two VLCC newbuildings, seven Suezmax newbuildings and five LR2/Aframax newbuildings between June 2016 and June 2017.

•	an increase of $2.0 million due to the delivery of six LR2/Aframax newbuilding during the six months ended June 30, 2016.

Interest income

(in thousands of $)	2017	2016
Interest income	268	183

Interest income in the six months ended June 30, 2017 and the six months ended June 30, 2016 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2017	2016
Interest expense	(31,000)	(27,773)

Interest expense increased in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 primarily due to:

•	an increase of $7.0 million as a result of additional borrowings between July 2016 and June 2017.

•	an increase of $1.1 million due to lower newbuilding interest capitalization as a result of the delivery of vessels since the second quarter of 2016.

•	an increase of $0.3 million in amortization of deferred charges were written off in relation to two Suezmax tankers in Q1 2017.

These factors are partially offset by:

•	a decrease of $1.5 million due to a decrease in loan interest on the six MR tankers which were disposed of between August and November 2016.

•	a decrease of $2.3 million in finance lease interest expense due to a disposal of three VLCC and one Suezmax capitalized leased tankers.

•	a decrease of $1.4 million in loan interest expense and finance lease interest expense due to reductions in loan obligations as a result of ongoing repayments.

Gain on sale of securities

(in thousands of $)	2017	2016
Gain on sale of securities	1,246	—

In the first quarter the Company sold 1.7 million shares in DHT for proceeds of $7.9 million, recognizing a gain of $0.8 million in the first quarter.

In the second quarter the Company sold a further 3.2 million shares in DHT for proceeds of $13.8 million recognizing a gain of $0.5 million in the second quarter.

Impairment loss on securities

(in thousands of $)	2017	2016
Impairment loss on securities	—	(6,914)

The impairment loss on shares in the six months ended June 30, 2016 relates to the mark to market losses on the Golden Ocean and Avance Gas shares held by the Company. An impairment loss was recorded as it was determined that the losses were other than temporary in view of the prospects for both the dry bulk and LPG sectors.

Mark to market loss on derivatives

(in thousands of $)	2017	2016
Mark to market loss on derivatives	(3,285)	(12,260)

The mark to market loss on derivatives in the six months ended June 30, 2017 and the six months ended June 30, 2016 primarily relates to interest rate swap agreements.

Other non-operating items

(in thousands of $)	2017	2016
Other non-operating items	1,065	311

Other non-operating items primarily comprise bank charges and the amortization of deferred gains.

Net (income) loss attributable to non-controlling interest

(in thousands of $)	2017	2016
Net (income) loss attributable to non-controlling interest	(209)	(222)

Net income attributable to non-controlling interest in the six months ended June 30, 2017 and June 30, 2016 is attributable to the non-controlling interests in the results of Seateam and ITCL.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in the business combination was calculated. That is, the Company assigns the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

At June 30, 2017, the Company's market capitalization was $973 million compared to its carrying value of $1,459 million. The Company reviewed merger transactions in North America over $25 million in the nine months to September 30, 2016, global deals between public companies of more that $100 million in the last three years and global marine transport sector transactions of more than $100 million in the last five years and observed average control premiums (based on the one month average share price before the bid) of approximately 40%, 32% and 39%, respectively. Based on a range of 32% to 40% and the average control premium of 39% for global marine transport sector deals, the Company believes that a control premium of 50%, resulting in a fair value equal to carrying value as of June 30, 2017, is in excess of the control premium the Company would expect. The Company concluded that it was required to complete the second step of the goodwill impairment analysis. Under the second step of the goodwill impairment analysis the Company has calculated the implied fair value of Goodwill using the observable range of control premiums (32% to 40%), to assess whether any impairment is likely at any point in that range. Using 32% as the lowest point in the range, the fair value of the Company would be $1,284 million. The Company estimates that the fair value of the underlying assets and liabilities amounts to approximately $982 million, which gives an implied fair value of goodwill of $302 million. This is in excess of the carrying value and as such no impairment is required. The fair values of the underlying assets and liabilities of the company, including intangibles, were calculated in a manner consistent with the fair values calculated at the time of the merger with Frontline 2012 Ltd.

If our stock price declines, or if our control premium declines, without an equal decline in the fair value of underlying assets and liabilities the second step of our goodwill impairment analysis may fail. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. A control premium of 27% would result in the implied fair value of goodwill equaling its carrying value. For every 1% decrease in the control premium below that level the implied fair value of goodwill would fall by $9.7 million. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. In addition, our control premium could decline due to changes in economic conditions in the shipping industry or more generally in the financial markets. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of June 30, 2017, and December 31, 2016, we had cash and cash equivalents of $128.4 million, and $202.4 million, respectively. As of June 30, 2017, and December 31, 2016, we had restricted cash balances of $1.0 million, and $0.7 million, respectively. Restricted cash does not include cash balances of $66.3 million (December 2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $20.0 million (December 2016: $26.0 million), which have been built up in Frontline Shipping Limited as security for its obligations under the charters with Ship Finance, as these amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include payment of newbuilding instalments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.
As of June 30, 2017, the remaining commitments for our 10 newbuilding contracts amounted to $557.4 million, of which $417.7 million is due in 2017, $86.3 million is due in 2018 and $53.4 million is due in 2019.
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with GHL Finance Limited, an affiliate of Hemen, the Company's largest shareholder. The facility will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes. In May 2017, the Company drew down $50.0 million from this facility. $225.0 million is available and undrawn as at June 30, 2017.
In July 2016, the Company signed a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 17 years. In June 2017 the Company drew down $54.6 million in relation to one VLCC newbuilding delivered in the period. The facility is fully drawn down as of June 30, 2017.
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The Company drew down $165.9 million in the six months ended June 30, 2017 from this facility in connection with three LR2/Aframax tankers and two Suezmax tanker newbuildings, which were delivered in the period. The facility has been fully utilised as at June 30, 2017.

In February 2017, the Company signed a senior secured term loan facility in an amount of up to $321.6 million. The facility is provided by China Exim Bank and insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline’s existing loan facilities and has an amortization profile of 15 years. The Company drew down $149.6 million in the six months ended June 30, 2017 from this facility in connection with one LR2/Aframax tankers and three Suezmax tanker newbuildings, which were delivered in the period. As at June 30, 2017 $153.7 million remains available and undrawn.
In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. As at June 30, 2017 the full balance remains available and undrawn.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. As at June 30, 2017 the full balance remains available and undrawn.

Frontline has committed bank financing in place to partially finance all of the Company’s 10 resales and newbuilding contracts.
Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2017.
Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2017 was $109.4 million compared with $203.8 million in the six months ended June 30, 2016. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent, or TCE rates earned by our vessels in periods subsequent to June 30, 2017, compared with the actual TCE rates achieved during the six months ended June 30, 2017, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2017 will be approximately $21,600, $17,500 and $15,700 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in 2017. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $474.0 million in the six months ended June 30, 2017 comprised mainly of additions to newbuildings of $454.0 million, in respect of 18 newbuilding contracts, ten of which were delivered during the period. Furthermore $46.1 million related to the purchase of 10.9 million shares in DHT Holdings Inc. (“DHT”). This amount was partially offset by $21.7 million of proceeds received from the sale of 4.9 million of share held in DHT and finance lease payments received of $4.8 million in respect of the investment in finance lease.
Net cash provided by financing activities
Net cash provided by financing activities in the six months ended June 30, 2017 of $290.5 million was primarily a result of loan drawdowns of $420.1 million.
This was partially offset by;

•	dividend payments of $51.4 million,

•	debt repayments of $36.4 million,

•	capital lease repayments of $25.8 million,

•	lease termination fees of $14.2 million,

•	and loan arrangement fees paid of $1.8 million.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $66.3 million (December 2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, as these amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2017, $1,326.4 million of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $1,126.9 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $11.3 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner, Singapore Dollars or British Pounds and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at June 30, 2017 was a receivable of

$1.6 million ( December 2016: receivable of $4.4 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $3.3 million in the six months ended June 30, 2017 (six months ended June 30, 2016: loss of $13.8 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 16, 2017 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $, except per share data)

	2017	2016
Operating revenues
Time charter revenues	64,619	136,320
Voyage charter revenues	252,314	268,265
Finance lease interest income	933	1,154
Other income	9,409	13,120
Total operating revenues	327,275	418,859
Other operating gains (losses)	8,327	—
Voyages expenses and commissions	115,339	67,514
Contingent rental income	(12,456)	(2,654)
Ship operating expenses	68,176	61,945
Charter hire expense	14,611	34,552
Impairment loss on vessels	21,247	25,480
Administrative expenses	19,167	18,887
Depreciation	70,139	73,321
Total operating expenses	296,223	279,045
Net operating income	39,379	139,814
Other income (expenses)
Interest income	268	183
Interest expenses	(31,000)	(27,773)
Gain on sale of securities.	1,246	—
Foreign currency exchange gain (loss)	270	183
Impairment loss on securities	—	(6,914)
Loss on derivatives	(3,285)	(12,260)
Other non-operating items	1,065	311
Net other expenses	(31,436)	(46,270)
Net income before income taxes and non-controlling interest	7,943	93,544
Income tax expense	(93)	(104)
Net income	7,850	93,440
Net (income) loss attributable to non-controlling interest	(209)	(222)
Net income attributable to the Company	7,641	93,218

Basic and diluted earnings per share attributable to the Company from continuing operations ($)	0.04	0.60
Basic and diluted earning attributable to the Company ($)	0.04	0.60
Cash dividends per share declared, as restated for reverse business acquisition and reverse share split ($)	0.15	0.75

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $)

	2017	2016
Comprehensive income
Net income	7,850	93,440
Unrealized loss from marketable securities	1,718	(7,194)
Unrealized losses from marketable securities reclassified to statement of operations	—	6,914
Foreign currency translation income (loss)	98	(369)
Other comprehensive loss	1,816	(649)
Comprehensive income	9,666	92,791

Comprehensive income attributable to non-controlling interest	209	222
Comprehensive income attributable to the Company	9,457	92,569
	9,666	92,791

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016
(in thousands of $)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	128,411	202,402
Restricted cash	1,026	677
Marketable securities	35,753	8,428
Trade accounts receivable, net	37,957	49,079
Related party receivables	12,835	5,095
Other receivables	18,058	19,416
Inventories	45,293	37,702
Voyages in progress	31,569	45,338
Prepaid expenses and accrued income	7,701	5,741
Investment in finance lease	9,977	9,745
Other current assets	3	3
Total current assets	328,583	383,626
Long term assets
Newbuildings	162,221	308,324
Vessels and equipment, net	2,042,112	1,477,395
Vessels and equipment under capital lease, net	435,346	536,433
Investment in finance lease	25,910	30,908
Goodwill	225,273	225,273
Other long term assets	1,627	4,358
Total assets	3,221,072	2,966,317

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	89,770	67,365
Current portion of obligations under capital leases	44,406	56,505
Related party payables	13,029	18,103
Trade accounts payable	7,747	4,325
Accrued expenses	33,750	26,159
Other current liabilities	8,744	10,292
Total current liabilities	197,446	182,749
Long-term debt	1,275,034	914,592
Obligations under capital leases	285,926	366,095
Other long-term liabilities	3,213	3,112
Total liabilities	1,761,619	1,466,548
Commitments and contingencies
Equity
Share capital (169,809,324 shares, par value $1.00)	169,809	169,809
Additional paid in capital	196,722	195,304
Contributed surplus	1,090,376	1,099,680
Accumulated other comprehensive loss	2,555	739

Retained earnings	—	34,069
Total equity attributable to the Company	1,459,462	1,499,601
Non-controlling interest	(9)	168
Total equity	1,459,453	1,499,769
Total liabilities and equity	3,221,072	2,966,317

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $)

	2017	2016

Net cash provided by operating activities	109,436	203,814

Change in restricted cash	(348)	(5,137)
Additions to newbuildings, vessels and equipment	(454,031)	(337,952)
Purchase of DHT shares	(46,100)	—
Finance lease payments received	4,766	4,579
Proceeds from sale of DHT shares	21,739	—
Net cash used in investing activities	(473,974)	(338,510)

Proceeds from issuance of long term debt	420,138	192,363
Repayment of long-term debt	(36,357)	(29,612)
Repayment of capital leases	(25,798)	(40,997)
Debt fees paid	(1,818)	(4,204)
Dividends paid	(51,400)	(117,744)
Payment of fractional shares on reverse share split	—	(17)
Lease termination payments	(14,218)	—
Net cash (used in) provided by financing activities	290,547	(211)

Net change in cash and cash equivalents	(73,991)	(134,907)
Cash and cash equivalents at start of period	202,402	264,524
Cash and cash equivalents at end of period	128,411	129,617

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2017 and June 30, 2016
(in thousands of $, except number of shares)

	2017	2016
Number of shares outstanding
Balance at beginning of the period	169,809,324	781,937,649
Effect of reverse share split	—	(625,551,143)
Balance at end of the period	169,809,324	156,386,506

Share capital
Balance at beginning of the period	169,809	781,938
Effect of reverse share split	—	(625,551)
Balance at end of the period	169,809	156,387

Additional paid in capital
Balance at beginning of the period	195,304	109,386
Stock option expense	1,418	—
Payment for fractional shares on reverse share split	—	(17)
Balance at end of the period	196,722	109,369

Contributed surplus
Balance at beginning of the period	1,099,680	474,129
Cash dividend	(9,304)	—
Effect of reverse share split	—	625,551
Balance at end of the period	1,090,376	1,099,680

Accumulated other comprehensive income (loss)
Balance at beginning of the period	739	(383)
Other comprehensive income (loss)	1,816	(649)
Balance at end of the period	2,555	(1,032)

Retained earnings
Balance at beginning of the period	34,069	81,212
Net income	7,641	93,218
Cash dividend	(41,710)	(117,347)
Balance at end of the period	—	57,083

Total equity attributable to the Company	1,459,462	1,421,487

Non-controlling interest
Balance at beginning of the period	168	61
Net income (loss)	209	222
Dividend paid to non-controlling interest	(386)	(397)
Balance at end of the period	(9)	(114)

Total equity	1,459,453	1,421,373

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 16, 2017. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2017 are not necessarily indicative of the results for the year ending December 31, 2017. The year-end consolidated balance sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

3. RECENT ACCOUNT PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to period commencing on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. At present, we believe there are two potential methods for revenue recognition, discharge to discharge (the current industry standard) and load to discharge. Using discharge to discharge, which is our current revenue recognition policy, revenue recognition starts at the later of discharge of previous cargo or contract signing and revenue is recognized straight line from this point to the discharge of the cargo. Under load to discharge, revenue recognition would start when the cargo is loaded onto a vessel and recognized straight line to the point of discharge. While the timing of revenue recognition would change under load to discharge, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01 Business combinations (805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update provide a screen to determine when a set is not a business. If the screen is not met, it (i) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (ii) removes the evaluation of whether a market participant could replace the missing elements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted in certain cases. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures and this will depend on the financial position of the Company at implementation.

In February 2017, the FASB issued ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The Update clarifies the definition of “in substance nonfinancial assets”, it also clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update exclude all businesses and non-profit activities from the scope of Subtopic 610-20. Therefore, derecognition of all businesses and non-profit activities should be accounted for in accordance with Subtopic 810-10, Consolidation-Overall. The guidance in Subtopic 610-20 (as originally issued in Update 2014-09) would have required an entity to apply the guidance in Topic 860, Transfers and Servicing, to a transfer of an equity method investment unless the equity method investment is considered an in substance nonfinancial asset. This Update removes that scope exception. The amendments in this Update are effective at the same time as the amendments in Update 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718). The update aims to reduce diversity in practice and simplify the guidance in Topic 718 when companies account for changes to the terms and conditions of share based payment awards. The amendments in this Update mean and entity should account for a modification unless the fair value of the modified award is the same as the original award immediately prior to modification, the vesting conditions for the modified award are the same as the original award the and classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2017	2016
Net income attributable to the Company	7,641	93,218

	2017	2016
Weighted average number of shares (000s)	169,809	156,387

The options issued by the Company did not have an impact on the calculation of earnings per share.

5. OTHER OPERATING GAINS & LOSSES

(in thousands of $)	2017	2016
Gain on termination of vessel leases	8,327	—

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017 and reduced obligations under capital leases by $24.6 million. A termination payment of $4.1 million was paid in the second quarter to Ship Finance in connection with the lease termination.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

6. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $66.3 million (2016: $49.6 million), which are required to be maintained by the financial covenants in our loan facilities, or cash balances of $20.0 million (2016: $26.0 million), which have been built up in Frontline Shipping Limited as security for its obligations under the charters with Ship Finance, as these amounts are included in "Cash and cash equivalents".

7. MARKETABLE SECURITIES

(in thousands of $)	2017	2016
Balance at start of period	8,428	13,853
Shares acquired	46,100	—
Shares disposed of	(20,493)	—
Impairment loss	—	(7,233)
Unrealized loss recorded in other comprehensive income	1,718	1,808
	35,753	8,428

The company acquired 10.9 million shares in DHT Holdings in the three months ended March 31 2017 at an average price of $4.23 per share. During the first quarter, 1.7 million of the acquired shares were disposed of resulting in a profit on disposal of $0.8m recognized in the Statement of Operations. In the second quarter the Company sold a further 3.2 million shares in DHT for proceeds of $13.8 million recognizing a further gain of $0.5 million in the second quarter.

In the period ended June 30, 2017, the Company recognized a mark to market loss of $0.5m in relation to the shareholding in DHT in Other Comprehensive Income.

In the period ended June 30, 2017, the Company recognized a mark to market gain of $2.5 million in relation to the 1.3 million shares held in Golden Ocean Group Ltd in Other Comprehensive Income.

In the period ended June 30, 2017, the Company recognized a mark to market loss of $0.2 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd in Other Comprehensive Income.

In the period ended June 30, 2017, the Company recognized a mark to market loss of $0.1 million in relation to the 0.1 million shares held in Ship Finance International Ltd in Other Comprehensive Income.

8. NEWBUILDINGS

Movements in the six months ended June 30, 2017 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2016	308,324
Additions, net	449,292
Interest capitalized	3,183
Transfer to Vessels and Equipment, net	(598,578)
Balance at June 30, 2017	162,221

In February 2017, the Company acquired two VLCC newbuildings under construction at Daewoo Shipbuilding & Marine Engineering at a net purchase price of $77.5 million each. The vessels are due for delivery in September 2017.

In April 2017, the Company ordered two VLCC newbuildings to be built at Hyundai Samho Heavy Industries. The vessels are due for delivery in December 2018 and April 2019. The Company’s options for two additional sister vessels have lapsed.

As of June 30, 2017, the Company's newbuilding program comprised six VLCCs, one Suezmax tanker and three LR2 tanker newbuildings.

9. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2017 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	1,635,011	(157,616)	1,477,395
Depreciation	—	(34,092)
Purchase of vessels and equipment	231	—
Disposal of vessels and equipment	—	—
Impairment loss	—	—
Transferred to assets held for sale	—	—
Transfers from Newbuildings	598,578	—
Balance at June 30, 2017	2,233,820	(191,708)	2,042,112

In the first quarter of 2017, the Company took delivery of two LR2 tanker newbuildings, the Front Antares and the Front Vega, two Suezmax newbuildings, the Front Clipper and the Front Classic as well as one VLCC the Front Duchess.

In April 2017, the Company took delivery of the Suezmax newbuilding Front Crystal and the LR2 newbuilding Front Sirius. In May 2017, the Company took delivery of the Suezmax newbuilding Front Coral. In June 2017, the Company took delivery of the Suezmax newbuilding Front Cosmos and the LR2 newbuilding Front Castor.

10. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2016	607,449	(71,016)	536,433
Lease termination	(47,188)	3,394
Depreciation		(36,046)
Impairment	(44,440)	23,193
Balance at June 30, 2017	515,821	(80,475)	435,346

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated upon the sale and delivery of the vessel to a third party. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In the three months ended March 31, 2017 the Company recorded an impairment loss of $21.2 million in respect of four vessels leased in from Ship Finance.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. The Company recorded a loss on termination of $12.2 million in the second quarter.

11. DEBT

The Company drew down $54.6 million in the six months ended June 30, 2017 from its $109.2 million term loan facility with ING in connection with one VLCC delivered in the period.

The Company drew down $165.9 million in the six months ended June 30, 2017 from its $328.4 million term loan facility with China Exim Bank in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the period.

The Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.

In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. This facility will be used to part finance eight of our newbuildings and will be secured by four Suezmax tankers and four Aframax/LR2 tankers. The Company drew down $149.6 million in the six months ended June 30, 2017 from this facility in connection with two Suezmax tankers and one LR2/Aframax tanker delivered in the period.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. As at June 30, 2017 the full balance remains available and undrawn.

In June 2017, the Company signed a senior secured term loan facility in an amount of up to $110.5 million with ING. The facility matures in 2023, carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance two of our recent VLCC resales and newbuilding contracts. As at June 30, 2017 the full balance remains available and undrawn.

The Company has recorded debt issuance costs (i.e. deferred charges) of $11.6 million at June 30, 2017 as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2017	2016
Vessels and equipment, net,	2,041,679	1,476,889

12. SHARE CAPITAL

The authorized share capital of the Company as at June 30, 2017 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 169,809,324 shares (December 31, 2016:169,809,324 shares) of $1.00 par value each are in issue and fully paid or credited as fully paid.

13. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150 million was switched to a fixed rate. The contract has a forward start date of February 2019.

At June 30, 2017, the Company held an asset of $1.6 million (December 31, 2016: $4.4 million) in relation to these agreements. The Company recorded a loss on interest swaps of $3.3 million in the six months ended June 30, 2017 (six months ended June 30, 2016: loss of $13.8 million).

The interest rate swaps are not designated as hedges and are summarized as at June 30, 2017 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
16,683	June 2013	June 2020	1.4025%
49,559	September 2013	September 2020	1.5035%
83,879	December 2013	December 2020	1.6015%
16,120	March 2014	March 2021	1.6998%
16,463	June 2014	June 2021	1.7995%
16,806	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
349,510

Bunker Swap Agreements
From time to time, the Company may enter into bunker swap agreements to hedge the cost of its fuel costs. In August 2015, the Company entered into four bunker swap agreements whereby the fixed rate on 4,000 metric tons per calendar month was switched to a floating rate. The Company is then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position.The contracts ended in December 2016.

The fair value of these swaps at June 30, 2016 was a payable of $0.6 million (2015: nil). A non-cash gain of $1.5 million was recorded, net of a realized loss on settlement of $1.9 million, in the six months ended June 30, 2016. There was no gain or loss in the six months to June 30, 2017 as the contracts had ended.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	2017		2016
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	128,411	128,411	202,402	202,402
Restricted cash	1,026	1,026	677	677
Liabilities:
Floating rate debt	1,326,416	1,326,416	992,631	992,631
Fixed rate debt	50,000	49,433	—	—

The estimated fair value of financial assets and liabilities at June 30, 2017 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	128,411	128,411	—	—
Restricted cash	1,026	1,026	—	—
Liabilities:
Floating rate debt	1,326,416	—	1,326,416	—
Fixed rate debt	49,433	—	—	49.433

The estimated fair value of financial assets and liabilities at December 31, 2016 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	202,402	202,402	—	—
Restricted cash	677	677	—	—
Liabilities:
Floating rate debt	992,631	—	992,631	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Fixed rate debt - the fair value of fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 of the financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the Merger.

At March 31, 2017 the VLCC Front Circassia and the Suezmax tanker Front Ardenne were measured at a combined fair value of $41.5 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessel at March, 2017. Both vessels have continued to be depreciated on straight line basis in line with the Company's accounting policy in the three months ended June 30, 2017.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate and bunker swap agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DnB Nor Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

14. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, Deep Sea Supply Plc, Seatankers Management Co. Ltd, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd and GHL Finance Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers, and Aframar AS became related parties as Robert Hvide Macleod the owner and director of these companies was appointed the Chief Executive Officer of Frontline Management AS. Frontline 2012 and the Company (and its subsidiaries) were related parties prior to the Merger. In October 2014, VLCC Chartering Ltd, or VLCC Chartering, was set up as a joint venture between the Company and Tankers International LLC, or TI. VLCC Chartering provides chartering services to the combined fleets of the Company and TI.

Ship Finance Transactions
As of June 30, 2017, the Company held ten vessels under capital leases, all of which are leased from Ship Finance. The remaining periods on these leases at June 30, 2017 range from approximately three to ten years.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger.

A summary of leasing transactions with Ship Finance in the six months ended June 30, 2017 and June 30, 2016 are as follows;

(in thousands of $)	2017	2016
Charter hire paid (principal and interest)	40,530	48,405
Lease interest expense	14,364	18,861
Contingent rental income	(12,456)	(2,654)
Remaining lease obligation	330,332	484,828

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. The Company recognized expense of $1.1 million in the six months ended June 30, 2017 in relation to this pooling arrangement (six months ended June 30, 2016: income of $0.5 million).

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017 and reduced obligations under capital leases by $24.6 million. A termination payment of $4.1 million was paid in the second quarter to Ship Finance in connection with the lease termination.

In May 2017, the Company agreed with Ship Finance to terminate the long term charters for the 2000 built VLCC Front Scilla and the 1998 built Suezmax tanker Front Brabant upon the sale and delivery of the vessels by Ship Finance to unrelated third parties. The charters with Ship Finance terminated in the second quarter. Frontline made compensation payments to Ship Finance of $6.5 million and $3.6 million, respectively, for the termination of the charters and reduced obligations under capital leases by $41.7 million. The Company recorded a loss on termination, including these termination payments, of $12.2 million in the second quarter.

GHL Finance Transactions
In May 2017 the Company drew down $50.0 million from its senior unsecured loan facility of up to $275.0 million with GHL Finance Limited, an affiliate of Hemen Holding Limited., the Company's largest shareholder. The facility will be used to partially finance the Company's current newbuilding program, partially finance acquisitions of newbuildings and vessels on the water or for general corporate purposes. This is disclosed within long term debt, see Note 11. The total amount payable to GHL at June 30, 2017, including accrued interest was $50.5 million.

A summary of net amounts earned from related parties in the six months ended June 30, 2017 and June 30, 2016 are as follows:

(in thousands of $)	2017	2016
Seatankers Management Co. Ltd	1,925	3,584
Ship Finance International Limited	1,204	1,537
Golden Ocean Group Limited	3,101	7,991
FLEX LNG	2,259	—
Seatankers Management Norge AS	370	553
Arcadia Petroleum Limited	—	450
Seadrill Limited	235	328
Archer Limited	125	64
Deep Sea Supply Plc	42	78
North Atlantic Drilling Ltd	19	24
Aframar AS	51	—

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at June 30, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	7,081	1,077
Seatankers Management Co. Ltd	1,219	1,060
Archer Ltd	134	54
VLCC Chartering Limited	56	47
Golden Ocean Group Limited	1,165	1,151
Seadrill Limited	627	597
Flex LNG	2,345	741
Deep Sea Supply Plc	78	67
Arcadia Petroleum Limited	18	198
North Atlantic Drilling Limited	112	103
	12,835	5,095

A summary of balances due to related parties at June 30, 2017 and December 31, 2016 is as follows:

(in thousands of $)	2017	2016
Ship Finance International Limited	9,703	15,495
Seatankers Management Co. Ltd	711	972
Seadrill Limited	—	5
Golden Ocean Group Limited	2,615	1,631
	13,029	18,103

15. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2017, the Company's newbuilding program comprised six VLCCs, one Suezmax tanker and three LR2 tanker newbuildings. As of June 30, 2017, total installments of $159.0 million had been paid or accrued and the remaining commitments amounted to $557.4 million of which $417.7 million is due in 2017, $86.3 million is due in 2018 and $53.4 million is due in 2019.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

16. SUBSEQUENT EVENTS

In July 2017, the Company agreed with Ship Finance to terminate the long term charter for the 1997-built Suezmax Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. Frontline agreed to make compensation payments to Ship Finance of $4.8 million for the termination of the charter and will reduce obligations under capital leases by approximately $11.6 million. The Company expects to record a loss on termination, including this termination payment, of $5.8 million in the third quarter.

In July 2017, the Company took delivery of the Suezmax newbuilding Front Cascade and the VLCC newbuilding Front Earl.

In August 2017, the Company took delivery of the LR2 newbuilding Front Pollux.

In September 2017, the Company took delivery of the VLCC newbuilding Front Prince.